WOODSIDE

RECEIVED
2004 JUN 23 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 June 2004

04030971

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – WA-255-P (Stybarrow-4), lodged with the Australian Stock Exchange on 15 June 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
JUN 28 2004
THOMSON FINANCIAL

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 15 JUNE 2004
10:15AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-255-P
STYBARROW-4

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., a participant in the BHP Billiton operated WA-255-P Joint Venture, reports that the Stybarrow-4 appraisal well located in the Exmouth Sub-basin was completing rig equipment repairs on 15 June 2004.

Since the last report, drilling continued to a depth of 1,985 metres, and rig equipment repairs commenced.

The Atwood Eagle semi-submersible drilling rig is drilling the well. The well location is approximately 2 kilometres northeast of Stybarrow-1. Water depth at the location is approximately 790 metres. Planned total depth is 2,509 metres.

All reported depths are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty. Ltd. and Woodside Energy Ltd.